Mail Stop 3561

November 25, 2008

Willis Hale
Chief Executive Officer
Peer Review Mediation and Arbitration, Inc.
1450 S. Dixie Highway, Suite 230
Boca Raton, Florida 33432 (561) 347-1178

> **Re:** **Peer Review Mediation and Arbitration, Inc.**
> **Registration Statement on Form S-1**
> **Filed October 31, 2008**
> **File No. 333-154898**
> **Form 10-K/A for the Fiscal Year Ended December 31, 2007**
> **Filed April 2, 2008**
> **File No. 0-52712**

Dear Mr. Hale:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Registration Cover Page

1. We note that you have not marked the box indicating that the securities are being offered on a delayed or continuous basis pursuant to Rule 415.

However, from a description of the offering, it appears that you are offering the securities on a delayed or continuous basis. Please revise your registration statement cover page or advise us why you believe that this is not an offering under Rule 415.

Prospectus Cover Page

2. We note that there is no public trading market for the common stock of your company that is being offered. Your prospectus should therefore be revised to set a fixed price at which the selling security holders will offer and sell their shares. See Schedule A, Item 16, of the Securities Act. Please clearly disclose that the shares will be sold at the fixed price until the common stock becomes quoted on the OTC Bulletin Board or listed on a securities exchange. Please make the appropriate revisions on the front of the registration statement, front cover page of the prospectus, summary and plan of distribution sections.

3. We note that you seek to register 26,060 shares of common stock that will be issued in connection with Purchase Options that have not yet been issued. Please tell us whether this private placement has been completed and advise us of the exemption from registration under the Securities Act of 1933 for the issuance of the Purchase Options. To the extent you have relied on Section 4(2) of the Securities Act of 1933, the transaction must be completed before you file a registration statement to resell those securities. Please advise.

4. We note that you seek to resell 323,900 shares of common stock underlying Purchase Options that were issued as part of a Unit. However, we note that under the caption Recent Sales of Unregistered Securities that your disclosure indicates that you have sold a total of 327,400 Units since June 2006. Please advise us how you calculated the number of shares being registered for resale or revise your discussion under Recent Sales of Securities to ensure that it reflects all of the sales you have made pursuant to Item 701 of Regulation S-K.

5. In this regard, we also note on page 3 under the caption "Overview" that in June 2008 you raised gross proceeds of approximately $810,050 from the sale of units to 201 accredited investors. This disclosure appears to differ from the disclosure in your Recent Sales of Unregistered Securities section, where your disclosure indicates that you raised a total of $1,386,200. This is also different from your disclosures in your Liquidity and Capital Resources discussion on page 21, where you state that you sold 172,000 Units for approximately $810,050, and on page 27, where you state that you sold 162,010 Units for approximately $810,050. Please reconcile your disclosures or advise.

Selling Stockholders, page 13

6. Under an appropriate subheading, please briefly describe the transactions pursuant to which the selling shareholders acquired their shares.

Liquidity and Capital Resources, page 21

7. We note that you sold 172,000 Units at $5.00 per Unit for proceeds of approximately $810,050. It appears that the gross proceeds should be $860,000. Further, it's not clear why you refer to the sale of 172,000 Units unless you are restricting the sale of Units to a particular period of time, which you should disclose. Please briefly explain.

Financial Statements, page 38

8. Please update the interim financial statements and other information in your registration statement in accordance with Rule 8-08 of Regulation S-X. In this regard please also update your Management's Discussion and Analysis of Financial Condition and Results of Operations.

Signatures

9. We note that your registration statement did not include the signatures of your principal executive officer, your principal financial officer and your controller or principal accounting officer *on behalf of the registrant* in the second signature block as required by Signature Instruction 1 of Form S-1. Please revise to include the signatures of your principal executive officer, your principal financial officer and your controller or principal accounting officer in the second signature block. Please note that any person who occupies more than one of the specified positions shall indicate each capacity in which he or she signs the report on behalf of the registrant in the second signature block.

Exhibit 5.1

10. We note that counsel's opinion states that the 350,000 shares of common stock are validly authorized and issued, paid and nonassessable. However, none of the shares underlying the purchase options have been issued yet. Please revise your opinion to indicate that such shares will be "validly authorized and issued, fully paid and nonassessable" when they are issued.

Form 10-K

Exhibit 31.1 and 32.1

> 11. In the case of the certifications required by Exchange Act Rule 13a-14(a) or15d-14(a), please include a certification executed by your principal executive officer and a certification executed by your principal financial officer. If the same person occupies both positions, then you may submit one certification with both titles under the signature line in the certification. Similarly, the certification pursuant to18 U.S.C. Section 1350 should be executed by your principal executive officer and your principal financial officer. In doing so, please re-file the entire Form 10-K, along with new certifications.

***

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

Willis Hale
Peer Review Mediation and Arbitration, Inc.
November 25, 2008
Page 5

· the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

　　In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

　　We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

　　We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

　　You may contact Scott Anderegg, Staff Attorney at (202) 551-3342, Mara L. Ransom, Legal Branch Chief, at (202) 551-3264 or me at (202) 551-3720 with any questions.

　　　　　　　　Sincerely,

　　　　　　　　H. Christopher Owings
　　　　　　　　Assistant Director

cc: Andrew I. Telsey, Esq.